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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                                 (COMPANY LOGO)
    (a joint stock limited company incorporated in the People's Republic of
                                     China)
                                (Stock Code: 525)

                                  ANNOUNCEMENT
  Determination of Offer Size and Indicative Price Range for the A Share Issue

Pursuant to the A Share Issue, the Company will issue 2,747,987,000 A Shares and the indicative price range has been set at RMB3.3 per share to RMB3.79 per share.

Reference is made to the Company's announcements dated 29 November 2006 and 5 December 2006 regarding the A Share Issue and the announcement dated 6 December 2006 regarding the approval from the China Securities Regulatory Commission on the A Share Issue.

An announcement regarding the offer size and the indicative price range for the A Share Issue will be published in the newspapers in the PRC on 12 December 2006. Pursuant to the A Share Issue, the Company will issue 2,747,987,000 A Shares and after completion of preliminary price consultation with qualified financial institutions in the PRC, the indicative price range for the A Share Issue has been set at RMB3.3 per share to RMB3.79 per share by the Company and the sponsor to the A Share Issue based on market conditions, the Company's latest H Share price and other factors.

DEFINITIONS

"A Share(s)" the domestic invested share(s) of the Company with a nominal value of RMB1.00 each proposed to be issued to institutional and public investors in the PRC by the Company

"A Share Issue" the proposed issue and allotment of not more than 2,750,000,000 A Shares to institutional and public investors in the PRC by the Company, in which such A Shares are proposed to be listed on the Shanghai Stock Exchange

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"ADSs" American depositary shares, each representing 50 H Shares

"Company" Guangshen Railway Company Limited, a joint stock limited company incorporated in the PRC on 6 March 1996, the H Shares and the ADSs of which are listed on the HKSE and the New York Stock Exchange, Inc., respectively

"H Share(s)" the overseas listed foreign share(s) of the Company with a nominal value of RMB1.00 each and listed on the HKSE

"HKSE" The Stock Exchange of Hong Kong Limited

"Hong Kong" the Hong Kong Special Administrative Region of the PRC

"PRC" the People's Republic of China

"RMB" Renminbi, the lawful currency of the PRC


By Order of the Board
Guo Xiangdong
Company Secretary

Shenzhen, the PRC
11 December 2006

As at the date of this announcement, the executive Directors are Mr. Wu Junguang, Mr. Yang Yiping and Mr.Yang Jinzhong; the non-executive Directors are Mr. Cao Jianguo, Mr. Wu Houhui and Mr. Wen Weiming; and the independent non-executive directors of the Company are Mr. Chang Loong Cheong, Ms. Deborah Kong and Mr.Wilton Chau Chi Wai.